[REN CORPORATION-USA PRESS RELEASE]


FOR IMMEDIATE RELEASE

                  REN CORPORATION-USA ANNOUNCES SIGNING OF
                        DEFINITIVE MERGER AGREEMENT

          NASHVILLE, Tenn., September 13, 1995 - REN Corporation-USA, a Tennessee corporation (NASDAQ: RENL), today announced that it has signed a definitive merger agreement with Gambro AB (NASDAQ: GAMBY) and COBE Laboratories, Inc., the Lakewood, Colorado-based wholly owned subsidiary of Gambro ("COBE"), providing for the acquisition of REN's publicly held shares at a price of $20 per share, net to the seller in cash. Pursuant to the merger agreement, a newly formed wholly owned subsidiary of COBE ("Purchaser") will commence a tender offer for all of the issued and outstanding shares of common stock of REN not currently owned by COBE. Purchaser will commence the tender offer no later than September 19, 1995. Following the tender offer, Purchaser will be merged into REN, and all REN shares not purchased pursuant to the tender offer will be converted into a right to receive $20 per share in cash in a second-step merger to be consummated as soon as practicable after the tender offer. Upon consummation of the merger, REN will become a wholly owned subsidiary of COBE and an indirect wholly owned subsidiary of Gambro.

          The tender offer will be conditioned upon, among other things, at least a majority of the REN shares, other than the REN shares owned by COBE or its affiliates, being validly tendered and not withdrawn prior to the
expiration of the tender offer.   COBE and its affiliates presently own
approximately 53% of the outstanding REN shares.

          The merger agreement has been unanimously approved by a special committee of independent directors of REN and, based on the recommendation of the special committee, the Board of Directors of REN has unanimously approved the merger agreement and recommended that holders tender their REN shares pursuant to the tender offer.

          UBS Securities Inc. is acting as financial advisor to COBE in connection with the transaction and is acting as sole Dealer Manager in connection with the tender offer.

          Alex. Brown & Sons Incorporated is acting as financial advisor to the special committee and has rendered an opinion that the consideration to be received by the public shareholders of REN pursuant to the merger agreement is fair from a financial point of view.

          REN is the nation's fourth largest provider of kidney dialysis services. REN owns and operates 68 dialysis centers, located across 18 states and the District of Columbia. Several of these centers are associated with prominent academic institutions. Overall, the company has over 1,150 treatment stations servicing approximately 5,700 patients. In 1994, REN performed more than 646,000 dialysis treatments. REN also performs blood and urine testing services for its centers and others.